April 28, 2015 VIA EDGAR AND ELECTRONIC MAIL U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:        VALIC Separate Account A (“Registrant”)

              The Variable Annuity Life Insurance Company (“Depositor”)

              Polaris Choice Elite Variable Annuity

              Pre-Effective Amendment on Form N-4

              File Nos.: 333-201803 and 811-03240

Ladies and Gentlemen:

On behalf of the Registrant and Depositor, we are transmitting for filing pursuant to the Securities Act of 1933 (“1933 Act”), Pre-Effective Amendment No. 1, which also constitutes Amendment No. 209 under the Investment Company Act of 1940 (“1940 Act”), as amended, to Registrant’s Form N-4 Registration Statement. The purpose of this filing is to register a new variable annuity product under the marketing name of Polaris Choice Elite.

The Registrant and its distributor AIG Capital Services, Inc. respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on April 30, 2015, or as soon as practicable thereafter. Depositor, Registrant and AIG Capital Services, Inc. are aware of their obligations under the 1933 Act.

Depositor and Registrant acknowledge that:

¿	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and
¿	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and
¿	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact Helena Lee at (310) 772-6259 if you have any questions or need more information.

Sincerely,

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ MALLARY L. REZNIK
Mallary L. Reznik, Vice President & Assistant Secretary

AIG CAPITAL SERVICES, INC.

By:	/s/ MALLARY L. REZNIK
Mallary L. Reznik, Vice President

cc:	Sally Samuel, Senior Counsel